Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

27 May 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


03022446

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully



Sandra Walters
Assistant Company Secretary

Enc:



FILE NO 82-5205

BRAMBLES INDUSTRIES PLC

REGULAR TRADING UPDATES

In line with evolving market practice, Brambles will be releasing a regular trading update each June. This will be in addition to updates when the interim and annual results are announced, and on the occasion of each AGM.

The next trading update will be released before the market opens in Australia on 25 June 2003, immediately in advance of entering the closed period following the financial year-end on 30 June.

27 May 2003

For further information, contact:

London

Investor:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media:	Financial Dynamics	+44 (0) 20 7269 7291

Sydney

Investor:	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5216 +61 (0) 414 239 188
Media:	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 9256 5255 +61 (0) 401 990 425

The Brambles Industries Group is globally headquartered in Sydney, Australia.

FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   On behalf of clients of Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   N/A

5) Number of shares/amount of stock acquired

   N/A

6) Percentage of issued class

   N/A

7) Number of shares/amount of stock disposed

   Not advised

8) Percentage of issued class

   Not advised

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

   Not advised

11) Date company informed

   23 May 2003

12) Total holding following this notification

   50,341,066

13) Total percentage holding of issued class following this notification

FILE NO. 82-5205

6.95%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification - 27 May 2003